SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 31, 2006

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996), THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC.  AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K FOR THE PERIOD ENDED MARCH 31, 2006

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-March 2006

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-March 2006.

3.	Environmental, Operating and Other Information

4.	Signatures

5.	Exhibit 1: Computation of Ratio of Earnings to Fixed Charges

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

GROUP RESULTS JANUARY – MARCH 2006

	Three months ended March 31
	(Unaudited)
	2006	2005
	($ million)
Sales and other operating revenues from continuing operations (a)	65,057	52,346
Profit from continuing operations (a)	5,797	6,359
Profit for the period	5,694	6,663
Profit for the period attributable to BP shareholders	5,623	6,602

Profit attributable to BP shareholders per ordinary share – cents	27.40	30.79
Dividends payable per ordinary share – cents	9.375	8.50

(a)               Excludes Innovene which was treated as a discontinued operation in accordance with IFRS 5 ‘Non Current Assets Held for Sale and Discontinued Operations’.  See Note 3 for further details.

The financial information for 2005 has been restated to reflect the following, all with effect from January 1, 2006: (a) the transfer of three equity-accounted entities from Other businesses and corporate to Refining and Marketing following the sale of Innovene; (b) the transfer of certain mid-stream assets and activities from Refining and Marketing and Exploration and Production to Gas, Power and Renewables; and (c) the transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing.  See Note 2 for further details.

BP sold its innovene operations in December 2005.  In the circumstances of discontinued operations, IFRSs require that the profits earned by the discontinued operations, in this case the Innovene operations, on sales to the continuing operations be eliminated on consolidation from the discontinued operations, and attributed to the continuing operations and vice versa.  This adjustment has two offsetting elements: the net margin on crude refined by Innovene as substantially all crude for their refineries was supplied by BP and most of the refined products manufactured were taken by BP; and the margin on sales of feedstock from BP’s US refineries to Innovene’s manufacturing plants. The profits attributable to individual segments were not affected by this adjustment.  Neither does this representation indicate the profits earned by continuing or Innovene operations, as if they were stand-alone entities, for past periods or likely to be earned in future periods.  Under US GAAP, Innovene operations would not be classified as discontinued operations due to BP’s continuing customer / supplier arrangements with Innovene.

The first quarter 2006 trading environment was generally stronger than a year ago with higher oil and gas realizations and similar overall marketing margins, but with slightly lower realized refining margins.  For the three months ended March 31, 2006 the Brent oil price increased $14.17 per barrel, the Henry Hub gas price was up $2.74 per mmbtu and the refining Global Indicator Margin increased $0.34 per barrel compared with a year ago.

The decrease in profit for the period attributable to BP shareholders compared with the first quarter of 2005 is largely due to lower gains on disposal, lower inventory holding gains and the closure of the Texas City refinery.

Sales and other operating revenues from continuing operations for the three months ended March 31, 2006 were $65 billion, compared with $52 billion for the equivalent period in 2005.  The increase in sales and other operating revenues for the first quarter (before the elimination of sales between businesses) reflects approximately $16 million from higher prices and around $0.5 billion related to higher volumes of marketing and other sales (spot and term contracts, oil and gas realizations and other sales). This was partly offset by a decrease of $1 billion from foreign exchange movements due to sales in local currencies being translated into the US dollar and a decrease of around $0.5 billion related to lower production volumes of subsidiaries.

Profit attributable to BP shareholders for the three months ended March 31, 2006 was $5,623 million, including inventory holding gains of $358 million.  Profit for the three months ended March 31, 2005 was $6,602 million, including inventory holding gains of $1,111 million.  Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the period and the cost of sales calculated using the first-in first-out method.

The profit attributable to BP shareholders for the three months ended March 31, 2006 includes losses from Innovene operations of $103 million.  The loss for the three months includes losses on re-measurement to fair value of Innovene operations of $96 million. The profit attributable to BP shareholders for the three months ended March 31, 2005 includes profits from Innovene operations of $304 million. Note 3 provides further financial information for Innovene.

Profit attributable to BP shareholders for the three months ended March 31, 2006:

•                       includes net gains on disposal of $9 million and is after net fair value losses of $395 million on embedded derivatives relating to historical long-term North Sea gas contracts (these embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement) in Exploration and Production;

•                       includes net gains on disposal of $564 million in Refining and Marketing;

•                       is after net fair value losses on embedded derivatives of $55 million in the Gas, Power and Renewables segment; and

•                       includes a gain on disposal of $1 million and net fair value gains on embedded derivatives of $8 million in Other businesses and corporate.

Profit attributable to BP shareholders for the three months ended March 31, 2005:

•                        includes gains of $1,070 million on the sale of assets, primarily from our interest in the Ormen Lange field, and is after an impairment charge of $130 million relating to fields in the UK North Sea and fair value losses of $160 million on embedded derivatives in certain long-term gas contracts in Exploration and Production;

•                        includes a gain of $14 million relating to the sale of marketing assets and an impairment charge of $41 million in Refining and Marketing;

•                        includes a gain of $63 million on the disposal of BP’s interest in Interconnector UK Ltd and net fair value gains on embedded derivatives of $42 million in Gas, Power and Renewables;

•                        and is after a charge of $43 million in respect of the separation of the olefins and derivatives business and net fair value losses on embedded derivatives of $4 million in Other businesses and corporate.

Finance costs for continuing operations for the three months ended March 31, 2006 was $191 million, compared with $172 million in the same period of 2005. The increase for the three months ended March 31, 2006 primarily reflects higher interest costs partially offset by an increase in capitalized interest.  These factors more than offset the absence of costs that were incurred in the first quarter of 2005 in respect of the early redemption of finance leases.

Other finance income and expense for continuing operations for the three month ended March 31, 2006 was a credit of $48 million, compared with a charge of $30 million in the same period of 2005.  The decrease for the three months ended March 31, 2006 primarily reflects a reduction in net pension finance costs.

Net taxation for continuing operations, other than production taxes, charged for the three months ended March 31, 2006 was $2,929 million, compared with $2,479 million in the equivalent period last year.  The effective tax rate was 34% for the three months ended March 31, 2006, compared with 28% for the equivalent period of 2005.  The increase in the rate reflects the higher level of provision write-backs in 2005.

In addition to the factors above, the decrease in profit for the period attributable to BP shareholders for the first quarter of 2006 reflects the hurricane impact on volumes within Exploration and Production, the impact of the Texas City refinery closure, although this was partly offset by improved supply optimization and business improvements elsewhere within Refining and Marketing, adverse impacts from IFRS accounting effects, slightly lower realized refining margins, lower contributions from the gas trading and marketing business and similar marketing margins, partially offset by higher oil and gas realizations.

Capital expenditure and acquisitions in the first quarter of 2006 was $3.3 billion.  There were no significant acquisitions.  Capital expenditure and acquisitions for the first quarter of 2005 was $2.8 billion.  Disposal proceeds in the first quarter of 2006 were $0.7 billion and were $1.3 billion in the first quarter of 2005.

Net cash provided by operating activities for the three months ended March 31, 2006 was $8.9 billion compared with $9.4 billion for the equivalent period of 2005, reflecting higher income taxes paid and lower net cash provided by operating activities of Innovene operations, partly offset by lower working capital requirements, higher dividends from jointly controlled entities and associates a lower net credit for impairment and gain / loss on sale of businesses and fixed assets.  Net cash used in by investing activities was $2.7 billion compared with $1.6 billion for the equivalent period of 2005, reflecting higher capital expenditure and lower proceeds from the sale of fixed assets and businesses.

Net debt at March 31, 2006 was $15.7 billion compared with $16.2 billion at December 31, 2005.  The ratio of net debt to net debt plus equity was 16% at March 31, 2006 compared with 17% at December 31, 2005. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity.  In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associate borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets.  BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long-term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines.  The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group’s results of operations or financial condition.

On April 25, BP announced a quarterly dividend of 9.375 cents per ordinary share which was paid on June 5, 2006 to shareholders on the register on May 12, 2006.  Holders of ordinary shares received 5.251 pence per share and holders of American Depositary Receipts (ADRs) $0.5625 per ADS.  Participants in the Dividend Reinvestment Plan or the dividend reinvestment plan facility in the US Direct Access Plan received the dividend in the form of shares, also on June 5, 2006.  The Company repurchased 349 million of its own shares during the quarter, at a cost of $4 billion.

DETAILED REVIEW OF BUSINESSES

EXPLORATION AND PRODUCTION

		Three months ended March 31
		(Unaudited)
		2006	2005

Sale and other operating revenues from continuing operations	- $m	13,918	10,186

Profit before interest and tax from continuing operations(a)	- $m	6,816	6,489
Results include:
Exploration expense	- $m	189	160
Of which: Exploration expenditure written off	- $m	114	84

Key Statistics:
Crude oil
-Average prices realized by BP	- $/bbl	58.25	43.37
- Production for subsidiaries	- mb/d	1,234	1,318
- Production for equity-accounted entities	- mb/d	1,126	1,087
Natural gas liquids
- Average prices realized by BP	- $/bbl	35.47	28.14
- Production for subsidiaries	- mb/d	169	184
- Production for equity-accounted entities	- mb/d	4	4
Total liquids(b)
- Average prices realized by BP	- $/bbl	55.88	41.74
- Production for subsidiaries	- mb/d	1,403	1,502
- Production for equity-accounted entities	- mb/d	1,130	1,091
Natural gas
- Average prices realized by BP	- $/mcf	5.54	4.26
- Production for subsidiaries	- mmcf/d	7,622	7,721
- Production for equity-accounted entities	- mmcf/d	1,091	1,024
Total hydrocarbons(c)
- Average prices realized by BP	- $/boe	44.20	33.60
- Production for subsidiaries	- mboe/d	2,717	2,833
- Production for equity-accounted entities	- mboe/d	1,318	1,268
Brent oil price	- $/bbl	61.79	47.62
West Texas Intermediate oil price	- $/bbl	63.29	49.88
Alaska North Slope US West Coast oil price	- $/bbl	60.89	45.07
Henry Hub gas price (d)	- $/mmbtu	9.01	6.27
UK Gas – National Balancing Point	- p/therm	70.00	37.96

(a)     Includes profit after interest and tax of equity-accounted entities.

(b)     Crude oil and natural gas liquids.

(c)     Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(d)     Henry Hub First of the Month Index.

Sales and other operating revenues for the three months ended March 31, 2006 were $14 billion, compared with $10 billion in the corresponding period in 2005, primarily reflecting an increase of around $4 billion related to higher liquids and gas realizations partly offset by a decrease of around $0.5 billion due to lower volumes of subsidiaries.

Profit before interest and tax for the three months ended March 31, 2006 was $6,816 million, including net gains on disposal of $9 million, and is after inventory holding losses of $7 million and net fair value losses of $395 million on embedded derivatives relating to historical long-term North Sea gas contracts where the contract price is tied to oil and electricity prices rather than indexed to the gas price.  These embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement.  Profit before interest and tax for the three months ended March 31, 2005 was $6,489 million, including inventory holding gains of $5 million and gains of $1,070 million on the sales of assets, primarily from our interest in the Ormen Lange field, and is after an impairment charge of $130 million relating to fields in the UK North Sea and fair value losses of $160 million on embedded derivatives in certain long-term gas contracts.

In addition to the factors above, the primary reasons for the increase in profit for the three months ended March 31, 2006 compared with the three months ended March 31, 2005 are higher liquids and gas realizations contributing around $2,600 million, partially offset by the impact of lower volumes of approximately $650 million as a consequence of residual hurricane impacts, primarily at Mars in the Gulf of Mexico.

Production for the first quarter of 2006 was 2,717 mboe/d for subsidiaries and 1,318 mboe/d for equity-accounted entities compared with 2,833 mboe/d and 1,268 mboe/d respectively, a year ago. For subsidiaries, the decrease primarily reflects the effects of severe weather disruptions.  For equity-accounted entities, the increase primarily reflects increased production from TNK-BP.

Projects in our New Profit Centres are progressing well. In Trinidad, the first cargo of LNG from the Atlantic LNG Train 4 plant was loaded in January for delivery in the UK, and the Cannonball gas development project started production in mid March.  In Azerbaijan, good progress was made on the filling and commissioning of the BTC pipeline, with the first lifting at Ceyhan in Turkey occurring in June 2006.

Offshore repair work on Thunder Horse is proceeding and we anticipate having approval to introduce hydrocarbons to the facilities in the third quarter.  Recent work has focused on testing of the subsea equipment in readiness for start-up. However, during a routine hydrotest we experienced two leaks in a subsea manifold. We are taking a precautionary approach and are fully investigating the events before starting up the platform. Subject to a satisfactory outcome of these investigations our current plan anticipates replacing just the damaged subsea equipment. Depending upon weather, this would enable a start-up of production in early 2007.

During the first quarter, we were the highest bidder on 73 blocks in the Central Gulf of Mexico lease sale and we were awarded three new exploration blocks in offshore Pakistan, subject to government approval.

We reached agreement for the sale of our 4.84% interest in the Statfjord oil and gas field and of our interest in the Luva gas discovery, both in the North Sea.  Completion of these sales occured in the second quarter.  On April 19, it was announced that we had reached agreement with Apache to sell our remaining Gulf of Mexico Shelf assets, with reserves of 59 million barrels of oil equivalent and average daily production of 27 mboe, for $1.3 billion.  Completion took place in the second quarter of 2006.  Certain participants in the fields exercised their right of pre-emption, and completion of these transactions is expected in the third quarter of 2006.

On August 7, 2006 we announced that we had begun an orderly and phased shut down of the Prudhoe Bay field in Alaska following discovery of corrosion in the oil transit pipelines.  It was a precautionary move made in order to ensure that we did not take unacceptable risks regarding the safety of our operation and protection of the natural environment.  On August 11, we announced that we will continue production from the western side of the field after close consultation with federal and state regulatory agencies and review of inspections data. BP has shut down the transit lines from the eastern areas of the field and is working closely with the US Department of Transportation and the Alaska Department of Environmental Conservation, among others to restore production safely and as quickly as possible.  Current production from Prudhoe Bay is around 150,000 barrels of oil and natural gas liquids per day (BP has a 26% interest in the Prudhoe Bay field).  Production from the eastern area was approximately 180,000 barrels per day prior to the shut-in.  BP will replace the main oil transit lines (16 miles) in both the Eastern and Western Operating Areas of Prudhoe Bay and expects to complete this early next year.

BP’s West Coast refining and marketing system remains adequately supplied in the short term and no disruptions of crude or fuel supplies are expected at this time.  BP has been purchasing crude oil on the global market to help cover the shortfall in Prudhoe Bay output.

REFINING AND MARKETING

		Three months ended March 31
		(Unaudited)
		2006	2005

Sales and other operating revenues from continuing operations	- $m	55,880	46,009

Profit (loss) before interest and tax from continuing operations(a)	- $m	2,038	2,353

Key statistics:
Refinery throughputs	- mb/d	2,022	2,510
Refining availability(b)	- %	79.9	95.2
Global Indicator Refining Margin(c)	- $/bbl	6.28	5.94

(a)        Includes profit after interest and tax of equity-accounted entities.

(b)       Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity.  Where there is planned maintenance, such capacity is not regarded as being available.  During the first quarter of 2006, there was planned maintenance of a substantial part of the Texas City refinery.

(c)        The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

The changes in sales and other operating revenues are explained in more detail below:

		Three months ended March 31
		(Unaudited)
		2006	2005
Sale of crude oil through spot and term contracts	- $m	11,247	6,683
Marketing, spot and term sales of refined products	- $m	40,053	34,275
Other sales including non-oil and to other segments	- $m	4,580	5,051
		55,880	46,009
Sale of crude oil through spot term contracts	- mb/d	2,731	2,504
Marketing, spot and term sales of refined products	- mb/d	6,030	6,126

Sales and other operating revenues for the three months ended March 31, 2006 were $56 billion, compared with $46 billion for the same period in the prior year.  Marketing, spot and term sales of refined products increased by around $6 billion due to higher prices of around $7 billion partly offset by a negative foreign exchange impact due to a stronger dollar of $1 billion.  Sales of crude oil through spot and term contracts increased by around $5 billion primarily due to higher prices of around $4 billion and higher volumes of around $1 billion.  Other sales remained relatively flat.

Profit before interest and tax for the three months ended March 31, 2006 was $2,038 million, including inventory holding gains of $426 million and net gains of $564 million primarily in respect of the divestments described on the following page.  Profit before interest and tax for the three months ended March 31, 2005 was $2,353 million, including inventory holding gains of $942 million and a gain of $14 million relating to the sale of marketing assets, and is after an impairment charge of $41 million.

The primary additional factors reflected in the decrease in profit before interest and tax for the three months ended March 31, 2006 compared with the three months ended March 31, 2005 are a reduction of around $650 million in respect of the Texas City refinery closure, including the impact on associated businesses, an adverse impact of around $120 million due to IFRS accounting effects (see paragraph below) and an impact of around $70 million due to slightly lower realized refining margins. This was partially offset by improved supply optimization and business improvements contributing approximately $430 million.  Overall marketing margins were similar to those of the first quarter of 2005.

Where derivative instruments are used to manage certain economic exposures that cannot themselves be fair valued or accounted for as hedges, timing differences in relation to the recognition of gains and losses occur.  Gains and losses on derivative commodity contracts are recognized immediately through the income statement whilst gains and losses on the related physical transaction are recognized when the commodity is sold. These economic exposures primarily relate to inventories held in excess of normal operating requirements that are not designated as held for trading and fair valued, and forecast transactions to replenish inventory.

Additionally, IFRS requires that inventory designated as held for trading is fair valued using period end spot prices whilst the related derivative instruments are valued using forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in quarterly timing differences.

Refining throughputs for the quarter were 2,022 mb/d compared with 2,510 mb/d in the first quarter of 2005.  The reduction in throughputs was mainly due to the continued shutdown of the Texas City refinery. Recommissioning of the site began at the end of March, with current throughput of 200 mb/d.  Our focus is to continue re-commissioning the site safely and to bring it back onstream in a phased manner.  The site will not be fully operational until 2007.  Excluding the Texas City refinery, refining availability for the first quarter of 2006 was 96.0%.  Marketing volumes of 3,826 mb/d in the first quarter compared with 3,930 mb/d for the corresponding period in 2005 reflecting divestment activities.

During the first quarter of 2006, we completed the disposal of our shareholding in Zhenhai Refining and Chemicals Company to Sinopec and completed the sale of our Czech Republic retail network to Österreichische Mineralöl Verwaltung Aktiengesellschaft (OMV).

Also during the quarter, BP sold its shareholding in Eiffage, the French based construction company, and completed a restructuring of Olympic Pipeline which reduced our interest from 100% to 35%.

GAS, POWER AND RENEWABLES

		Three months ended March 31
		(Unaudited)
		2006	2005

Sales and other operating revenues from continuing operations	- $m	6,979	6,461

Profit before interest and tax from continuing operations(a)	- $m	238	426

(a)     Includes profit after interest and tax of equity-accounted entities.

The changes in sales and other operating revenues are explained in more detail below:

		Three months ended March 31
		(Unaudited)
		2006	2005
Gas marketing sales	- $m	3,799	3,921
Other sales (including NGL marketing)	- $m	3,181	2,540
		6,979	6,461
Gas marketing sales volumes	(mb/d)	4,685	6,123
Natural gas sales by Exploration and Production	(mb/d)	4,988	4,545

Sales and other operating revenues for the three months ended March 31, 2006 were $7 billion, compared with $6.5 billion for the same period in 2005.  Gas marketing sales decreased by $0.1 as price increases of $0.8 billion were more than offset lower volumes of $0.9 billion.  Other sales (including NGL marketing) increased by around $0.6 billion reflecting $0.3 billion related to higher prices and $0.3 billion related to lower volumes.

Profit before interest and tax for the three months ended March 31, 2006 was $238 million is after inventory holding losses of $63 million and net fair value losses on embedded derivatives of $55 million.  Profit before interest and tax for the three months ended March 31, 2005 was $426 million, including inventory holding gains of $14 million, a gain of $63 million on the disposal of BP’s interest in Interconnector UK Ltd and fair value gains of $42 million on embedded derivatives.

The primary additional factors reflected in profit before interest and tax for the three months ended March 31, 2006 compared with the equivalent period in 2005 are a higher contribution from marketing and trading of around $180 million partially offset by IFRS fair value accounting charges of around $70 million.

In February, BP announced plans to build a 500 MW $1 billion hydrogen-fuelled power plant alongside BP’s Carson refinery near Los Angeles. The plant is expected to generate enough low carbon power to serve 325,000 homes in South California.

OTHER BUSINESSES AND CORPORATE

		Three months ended March 31
		(Unaudited)
		2006	2005

Sales and other operating revenues from continuing operations	- $m	206	172

Profit (loss) before interest and tax from continuing operations(a)	- $m	(215)	(171)

(a)     Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises Finance, the Group’s aluminium asset, interest income and costs relating to corporate activities.

The loss before interest and tax for the three months ended March 31, 2006 was $215 million, including inventory holding gains of $2 million, a gain on disposal of $1 million and net fair value gains on embedded derivatives of $8 million. The loss before interest and tax for the three months ended March 31, 2005 was $171 million and is after a charge of $43 million in respect of the separation of the olefins and derivatives business and net fair value losses on embedded derivatives of $4 million.

OUTLOOK STATEMENT

World economic growth has been sustained. US economic growth appears to have slowed compared to the first quarter, but Europe appears to have grown faster; growth in other regions has been sustained. The near-term global outlook appears resilient.

Crude oil prices averaged $69.59 per barrel (Dated Brent) in the second quarter of 2006, an increase of nearly $8 per barrel from the first quarter and $18 per barrel above the same period last year. Prices rose in face of heightened geopolitical concerns. Demand is growing strongly in China and the Middle East, offsetting weakness in the US and Europe. Ample inventories and increased spare OPEC production capacity have failed to stem the increase. Oil prices are expected to remain strong.

US natural gas prices averaged $6.80/mmbtu (Henry Hub First of Month Index) in the second quarter, $2.21/mmbtu below the first quarter. Gas prices traded below parity with residual fuel oil during the quarter.  Onshore gas supplies and net imports have grown; recovery of hurricane-affected production has continued. Working gas inventories at the end of June were 29% above the five-year average. US gas prices have increased recently but have generally remained below resid parity so far in the third quarter.

UK gas prices (NBP day-ahead) fell in the second quarter to average 34.6 pence per therm, compared to 70 pence per therm in the first quarter, but 15% higher than in the second quarter of 2005. The Rough storage facility has re-opened and inventories are expected to reach normal levels by October, but concerns over winter supply have led NBP futures to remain near 80 pence per therm.

Global average refining margins rose sharply to $12.59/bbl in the second quarter of 2006 compared with $6.28/bbl in the first quarter. A heavy US refinery maintenance programme extended into the second quarter and coincided with the switch from MTBE to ethanol for reformulated gasolines. Margins increased strongly to encourage sufficient product imports from abroad. So far in the third quarter, margins have remained near the second quarter average.  The US driving season and the transition to ULSD are likely to support the refining environment over the near term.

Although retail margins deteriorated in April they recovered in May and June on the back of movements in the cost of product.  This has resulted in overall second quarter retail margins being slightly ahead of the first quarter. So far in the third quarter, a further rise in wholesale gasoline and crude prices is evident; marketing margins are therefore expected to remain volatile.

The UK Government’s announced increase in the North Sea supplemental tax rate has been enacted. This increase will have two effects; first to create a one-time deferred tax charge and second to increase current tax to reflect the 2006 impact of the proposed higher rate, which is retroactive to the start of the year. The full year aggregate effective tax rate is expected to be around 39%.

We have 16 major projects currently under development scheduled to start up in the 2007-9 period, and a further 11 under appraisal. Beyond 2009 we now see a further 26 major projects which are expected to be developed.

Our previous guidance was that full year 2006 production would be between 2.8 and 2.85 mmboe/d for subsidiaries and between 1.3 and 1.35 mmboe/d for equity-accounted entities, after adjusting for divestments and the impact of higher prices on entitlements under production sharing contracts. On the basis of divestments announced in 2006 to date, and assuming that oil prices remain at around $70/barrel, the adjustment for divestments is expected to amount to around 41 mboe/d and 24 mboe/d for subsidiaries and equity-accounted entities respectively, this year, and the adjustment for price impact is expected to amount to around 45 mboe/d for subsidiaries this year. At this time it is uncertain what impact the shutdown of the Eastern Operating Area of Prudhoe Bay will have on 2006 production.

Capital expenditure excluding acquisitions is expected to be between $15.5 billion and $16 billion for the year, greater than previously estimated as a result of higher sector-specific inflation, driven by high oil prices. Divestment proceeds are also expected to be significantly higher than previously estimated at more than $6 billion.

FORWARD-LOOKING STATEMENTS

In order to utilize the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement.  The foregoing discussion, in particular, although not limited to, the statements under ‘Group Results’, ‘Exploration and Production’, ‘Refining and Marketing’, and ‘Outlook’, with regard to BP’s capital expenditure costs, demand, growth and other trend projections, future performance margins, prices, production, including full year production, the timing of new fields to start production and the timing of production from the Thunder Horse platform, the timings for the bringing on stream of units at the Texas City refinery and the expected timing for that site to be fully operational, the expected timing for the replacement of the main oil transit lines from Prudhoe Bay, expectations regarding supply to BP’s West Coast refining and marketing systems, working capital, fulfilment of contract obligations and timing for completion of transactions are all forward-looking in nature.  Forward-looking statements are also identified by such phrases as ‘will’, ‘expects’, ‘is expected to’, ‘should’, ‘may’, ‘is likely to’, ‘intends’, ‘plans’, ‘appears’ and ‘believes’.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP.  Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; the timing of bringing new fields onstream; exchange rate fluctuations; operational problems; general economic conditions, including inflationary pressure, political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; successful partnering; the actions of competitors; the actions of competitors and third party suppliers of facilities and services; natural disasters and prolonged adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report.  These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  Additional information, including information on factors which may affect BP’s business, is contained in BP’s Annual Report and Annual Accounts for 2005 and the Annual Report on Form 20-F/A for 2005 filed with the US Securities and Exchange Commission.

DIVIDENDS PAYABLE

On April 25, 2006, BP p.l.c. announced a quarterly dividend of 9.375 cents per ordinary share of 25 cents (ordinary shares) to be paid in June, representing $0.5625 per American Depositary Share (ADS).  The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares was May 12, 2006, and payment was made on June 5, 2006.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank.  Participants in the dividend reinvestment facility included in the US Direct Access Plan received the dividend in the form of shares on June 5, 2006.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Three months ended March 31
	(Unaudited)
	2006	2005
	($ million, except per share amounts)
Sales and other operating revenues (Note 4)	65,057	52,346
Earnings from jointly controlled entities – after interest and tax (Note 17)	573	486
Earnings from associates – after interest and tax (Note 17)	115	114
Interest and other revenues	198	166
Total revenues	65,943	53,112
Gains on sale of businesses and fixed assets	597	1,162
Total revenues and other income	66,540	54,274
Purchases	45,588	34,044
Production and manufacturing expenses	5,217	4,702
Production and similar taxes (Note 5)	932	649
Depreciation, depletion and amortization	2,184	2,147
Impairment and losses on sale of businesses and fixed assets	23	186
Exploration expense (Note 5)	189	160
Distribution and administration expenses	3,096	3,224
Fair value (gain) loss on embedded derivatives	442	122
Profit before interest and taxation from continuing operations	8,869	9,040
Finance costs (Note 6)	191	172
Other finance (income) expense (Note 7)	(48)	30
Profit before taxation from continuing operations	8,726	8,838
Taxation	2,929	2,479
Profit from continuing operations	5,797	6,359
Profit (loss) from Innovene operations (Note 3)	(103)	304
Profit for the period (a)	5,694	6,663
Attributable to:
BP shareholders	5,623	6,602
Minority interest	71	61
	5,694	6,663

Earnings per ordinary share – cents (a) (Note 12)
Profit attributable to BP shareholders
Basic	27.40	30.79
Diluted	27.13	30.36

Profit from continuing operations attributable to BP shareholders
Basic	27.90	29.37
Diluted	27.63	28.97

Earnings per American Depositary share – cents (a)
Profit attributable to BP shareholders
Basic	164.40	184.74
Diluted	162.78	182.16

(a)               A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 15.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	March 31, 2006	December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Noncurrent assets
Property, plant and equipment	85,487	85,947
Goodwill	10,322	10,371
Other intangible assets	4,887	4,772
Investments in jointly controlled entities	15,007	13,556
Investments in associates	5,371	6,217
Other investments	700	967
Fixed assets	121,774	121,830
Loans	849	821
Other receivables	875	770
Derivative financial instruments	3,278	3,652
Prepayments and accrued income	1,524	1,269
Defined benefit pension plan surplus	3,469	3,282
	131,769	131,624
Current assets
Loans	125	132
Inventories	18,823	19,760
Trade and other receivables	39,757	40,902
Derivative financial instruments	8,381	9,726
Prepayments and accrued income	3,918	1,598
Current tax receivable	222	212
Cash and cash equivalents	2,939	2,960
	74,165	75,290
Assets classified as held for sale	1,160	—
Total assets	207,094	206,914
Current liabilities
Trade and other payables	42,712	42,136
Derivative financial instruments	7,553	9,083
Accruals and deferred income	6,852	5,970
Finance debt	9,222	8,932
Current tax payable	3,909	4,274
Provisions	1,597	1,602
	71,845	71,997
Noncurrent liabilities
Other payables	1,812	1,935
Derivative financial instruments	3,159	3,696
Accruals and deferred income	4,112	3,164
Finance debt	9,457	10,230
Deferred tax liabilities	16,881	16,258
Provisions	9,527	9,954
Defined benefit pension plan and other postretirement benefit plan deficits	9,336	9,230
	54,284	54,467
Liabilities directly associated with the assets classified as held for sale	399	—
Total liabilities	126,528	126,464
Net assets	80,566	80,450
Equity
Capital shares
Preference	21	21
Ordinary	5,085	5,164
Paid-in surplus	8,307	8,120
Merger reserve	27,195	27,190
Other reserves	11	16
Shares held by ESOP trusts	(142)	(140)
Available-for-sale investments	260	385
Cash flow hedges	(144)	(234)
Foreign currency translation reserve	3,193	2,943
Treasury shares	(14,474)	(10,598)
Retained earnings	50,521	46,794
BP shareholders’ equity (a)	79,833	79,661
Minority interest	733	789
Total equity	80,566	80,450

(a)          A summary of the material adjustments to BP shareholders’ equity which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 15.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		Three months ended March 31
		(Unaudited)
		2006	2005
		($ million)
	Operating activities
	Profit before taxation from continuing operations	8,726	8,838
	Adjustments to reconcile profits before tax to net cash provided by operating activities:
	Exploration expenditure written off	114	84
	Depreciation, depletion and amortization	2,183	2,147
	Impairment and (gain) loss on sale of businesses and fixed assets	(574)	(976)
	Earnings from jointly controlled entities and associates	(688)	(600)
	Dividends received from jointly controlled entities and associates	1,011	355
	Working capital and other movements	(1,849)	(886)
	Net cash provided by operating activities of continuing operations	8,923	8,962
	Net cash provided by operating activities of Innovene operations	—	412
	Net cash provided by operating activities	8,923	9,374
	Investing activities
	Capital expenditures	(3,295)	(2,825)
	Investment in jointly controlled entities	—	(15)
	Investment in associates	(157)	(99)
	Proceeds from disposal of fixed assets	484	1,327
	Proceeds from disposal of businesses	166	—
	Proceeds from loan repayments	72	32
	Net cash provided by (used in) investing activities	(2,730)	(1,580)
	Financing activities
	Net repurchase of shares	(3,861)	(1,933)
	Proceeds from long-term financing	396	811
	Repayments of long-term financing	(65)	(2,192)
	Net increase (decrease) in short-term debt	(710)	(2,166)
Dividends paid	- BP shareholders	(1,922)	(1,823)
	- Minority interest	(66)	(320)
	Net cash used in financing activities	(6,228)	(7,623)
	Currency translation differences relating to cash and cash equivalents	14	(9)
	Increase (decrease) in cash and cash equivalents	(21)	162
	Cash and cash equivalents at beginning of period	2,960	1,359
	Cash and cash equivalents at end of period	2,939	1,521

	Three months ended March 31
	(Unaudited)
	2006	2005
	($ million)
Profit before taxation from continuing operations	8,726	8,838
Working capital and other movements
Interest receivable	(130)	(63)
Interest received	146	34
Finance costs	191	172
Interest paid	(310)	(332)
Other finance expense	(48)	30
Share-based payments	83	77
Net operating charge for pensions and other postretirement benefits, less contributions	(50)	(10)
Net charge for provisions, less payments	(207)	(63)
(Increase) decrease in inventories	1,008	(797)
(Increase) decrease in other current and noncurrent receivables	335	(1,317)
Increase (decrease) in other current and noncurrent payables	(106)	2,367
Income taxes paid	(2,761)	(984)
	(1,849)	(886)

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Three months ended March 31
	(Unaudited)
	2006	2005
	($ million)
Currency translation differences	153	(752)
Available–for–sale investments marked to market	197	2
Available–for–sale investments – recycled to the income statement	(346)	(43)
Cash flow hedges marked to market	57	(60)
Cash flow hedges – recycled to the income statement	57	(7)
Taxation	61	56
Net income recognized directly in equity	179	(804)
Profit for the period	5,694	6,663
Total recognized income and expense relating to the period	5,873	5,859
Attributable to:
BP shareholders	5,802	5,798
Minority interest	71	61
	5,873	5,859
Change in accounting policy – adoption of IAS 32 and 39 on January 1, 2005 (wholly attributable to BP shareholders)	—	(243)

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of preparation and impact of new International Financial Reporting Standards

BP prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union (EU).  The financial information presented herein has been prepared in accordance with the accounting policies used in preparing Annual Report and Accounts 2005 as revised for the following amendments to IFRSs which have been adopted by the Group with effect from January 1, 2006.

This form 6-K has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The following pronouncements from the IASB are effective for the Group’s 2006 financial reporting.

‘IAS 21 Amendment – Net Investment in a Foreign Operation’ was issued in December 2005.  The amendment clarifies the requirements of IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ regarding an entity’s investment in foreign operations.  This amendment was adopted by the European Union (EU) in May 2006.  There was no material impact on the Group’s reported income or net assets as a result of adoption of this amendment.

The IASB issued an amendment to the fair value option in IAS 39 ‘Financial Instruments: Recognition and Measurement’ in June 2005.  The option to irrevocably designate, on initial recognition, any financial instruments as ones to be measured at fair value with gains and losses recognized in profit and loss has now been restricted to those financial instruments meeting certain criteria.  The criteria are where such designation eliminates or significantly reduces an accounting mismatch, when a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy, and when an instrument contains an embedded derivative that meets particular conditions.  The Group has not designated any financial instruments as being at-fair-value-through-profit-and-loss, thus there was no effect on the Group’s reported income or net assets as a result of adoption of this amendment.

In August 2005, the IASB issued amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts regarding Financial Guarantee Contracts’.  These amendments require the issuer of financial guarantee contracts to account for them under IAS 39 as opposed to IFRS 4 unless an issuer has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts.  In these instances the issuer may elect to apply either IAS 39 or IFRS 4.  Under the amended IAS 39, a financial guarantee contract is initially recognized at fair value and is subsequently measured at the higher of (a) the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ and (b) the amount initially recognized, less, when appropriate, cumulative amortization recognized in accordance with IAS 18 “Revenue”.  This standard impacts guarantees given by Group companies in respect of associates and joint ventures as well as in respect of other third parties; these are recorded in the Group’s financial statements at fair value.

In addition, in 2006 BP has adopted International Financial Reporting Interpretations Committee (IFRIC) 5 ‘Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’ and IFRIC 6 ‘Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment’ and has decided to early adopt IFRIC 7 ‘Applying IAS 29 for the First Time’. There were no changes in accounting policy and no restatement of financial information consequent upon adoption of these Interpretations.

The following pronouncements from the IASB will become effective for future financial reporting periods.

In August 2005, the IASB issued IFRS 7 ‘Financial Instruments – Disclosures’ which is effective for annual periods beginning on or after January 1, 2007, with earlier adoption encouraged.  Upon adoption, the Group will disclose additional information about its financial instruments, their significance and the nature and extent of risks to which they give rise.  More specifically, the Group will be required to disclose the fair value of its financial instruments and its risk exposure in greater detail.  There will be no effect on reported income or net assets.  The Group has not yet decided whether to early adopt this standard for 2006 annual reporting.

Also in August 2005, ‘IAS 1 Amendment – Presentation of Financial Statements: Capital Disclosures’ was issued by the IASB, which requires disclosures of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and the consequences of any non-compliance.  This is effective for annual periods beginning on or after January 1, 2007.  There will be no effect on the Group’s reported income or net assets.

Note 2 – Resegmentation and other changes to comparatives

With effect from January 1, 2006 the following changes to the business segment boundaries have been implemented:

(a)                                  Following the sale of Innovene to INEOS in December 2005, the transfer of three equity-accounted entities (Shanghai SECCO Petrochemical Company Limited in China and Polyethylene Malaysia Sdn Bhd (PEMSB) and Ethylene Malaysia Sdn Bhd (EMSB), both in Malaysia), previously reported in Other businesses and corporate, to Refining and Marketing.

(b)                                 The formation of BP Alternative Energy in November 2005 has resulted in the transfer of certain mid-stream assets and activities to Gas, Power and Renewables:

•                     South Houston Green Power (SHGP) co-generation facility (in Texas City refinery) from Refining and Marketing.

•                     Watson Cogeneration (in Carson City refinery) from Refining and Marketing.

•                     Phu My Phase 3 CCGT plant in Vietnam from Exploration and Production.

(c)                                  The transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing.

Comparative financial data is shown after resegmentation.

	Restated		Reported
	Three months ended
	December 31, 2005	March 31, 2005	December 31, 2005	March 31, 2005
	(Unaudited)
	$ million
Sales and other operating revenues
Exploration and Production	14,769	10,186	14,769	10,186
Refining and Marketing	52,873	46,009	52,883	46,049
Gas, Power and Renewables	6,795	6,461	6,785	6,421
Other businesses and corporate	161	172	161	172
Sales by continuing operations	74,598	62,828	74,598	62,828
Less: sales between businesses	10,595	8,369	10,595	8,369
sales to continuing operations	1,593	2,113	1,593	2,113
Third party sales of continuing operations	62,410	52,346	62,410	52,346

Profit before interest and tax
Exploration and Production	6,574	6,489	6,575	6,491
Refining and Marketing	(1,573)	2,353	(1,568)	2,363
Gas, Power and Renewables	126	426	114	418
Other businesses and corporate	(409)	(171)	(403)	(175)
	4,718	9,097	4,718	9,097
Unrealized profit in inventory	234	(153)	234	(153)
Net profit on transactions between continuing and Innovene operations	128	96	128	96
Profit before interest and tax from continuing operations	5,080	9,040	5,080	9,040

Note 3 – Sale of Olefins and Derivatives business

The sale of Innovene, BP’s olefins, derivatives and refining group, to INEOS, was completed on December 16, 2005.

The Innovene operations represented a separate major line of business for BP. As a result of the sale, these operations were treated as discontinued operations for the year ended December 31, 2005. A single amount was shown on the face of the income statement comprising the post-tax result of discontinued operations and the post-tax loss recognized on the remeasurement to fair value less costs to sell of the discontinued operation. That is, the income and expenses of Innovene were reported separately from the continuing operations of the BP group. The table below provides further detail of the amount shown on the income statement.

In the cash flow statement the cash provided by the operating activities of Innovene in 2005 has been separated from that of the rest of the group and reported as a single line item.

First quarter 2006 includes a loss of $96 million related mainly to post-closing working capital adjustments.  We anticipate further adjustments during 2006.

	Three months ended March 31
	(Unaudited)
	2006	2005
	($ million)
Profit before tax from Innovene operations	—	532
Net profit on transactions between continuing and Innovene operations	—	(96)
Profit before interest and taxation	—	436
Other finance income (expense)	—	1
(Loss) gain recognized on the remeasurement to fair value	(96)	—
	(96)	437
Taxation
Related to profit before tax	—	(133)
Related to remeasurement to fair value	(7)	—
Profit (loss) from Innovene operations	(103)	304
Earnings (loss) per share from Innovene operations – cents
Basic	(0.50)	1.42
Diluted	(0.50)	1.39
The net cash flows of Innovene operations are presented below
Net cash used in operating activities	—	412
Net cash used in investing activities	—	(159)
Net cash provided by financing activities	—	253

Note 4 - Sales and other operating revenues

	Three months ended March 31
	(Unaudited)
	2006	2005
	($ million)
By business
Exploration and Production	13,918	10,186
Refining and Marketing	55,880	46,009
Gas, Power and Renewables	6,979	6,461
Other businesses and corporate	206	172
Sales by continuing operations	76,983	62,828
Less: sales between businesses	11,926	8,369
sales to Innovene operations	—	2,113
Third party sales of continuing operations	65,057	52,346
Innovene sales	—	5,343
Less: sales to continuing operations	—	1,534
Third party sales of Innovene operations	—	3,809
Total third party sales	65,057	56,155

By geographical area
UK	27,865	18,808
Rest of Europe	18,374	15,824
USA	23,703	22,011
Rest of World	18,375	12,725
Sales by continuing operations	88,317	69,368
Less: sales between areas	23,260	14,909
sales to Innovene operations	—	2,113
	65,057	52,346

Note 5 - Profits before interest and taxation is after charging:

	Three months ended March 31
	(Unaudited)
	2006	2005
	($ million, except per share amounts)
Exploration expense
UK	7	5
Rest of Europe	—	1
USA	66	103
Rest of World	116	51
	189	160

Production and similar taxes
UK	235	114
Overseas	697	535
	932	649

Note 6 – Finance costs

Interest payable	293	191
Capitalized	(102)	(76)
	191	115
Early redemption of finance leases	—	57
	191	172

Note 7 - Other finance (income) expense

Interest on pension and other postretirement benefit plan liabilities	471	514
Expected return on pension and other postretirement benefit plan assets	(582)	(547)
Interest net of expected return on plan assets	(111)	(33
Unwinding of discount on provisions	54	45
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP	9	17
	(48)	29
Innovene operations	—	1
Continuing operations	(48)	30

Note 8 - Dividends paid

Dividends per ordinary share

Cents	9.375	8.50
Pence	5.288	4.522
Dividends per ADS (cents)	56.25	51.0

Note 9 - Business and geographical analysis

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total Group	Innovene	Consolidation adjustment and eliminations	Total continuing operations
	(Unaudited)
	($ million)
Three months ended March 31, 2006
Sales and other operating revenues
- segment revenues	13,918	55,880	6,979	206	(11,926)	65,057	—	—	65,057
Less sales between businesses	(9,140)	(1,511)	(1,275)	—	11,926	—	—	—	—
Third party sales	4,778	54,369	5,704	206	—	65,057	—	—	65,057
Equity-accounted income	597	72	21	(2)	—	688	—	—	688
Profit (loss) before interest and tax	6,816	2,038	238	(311)	(8)	8,773	(96)	—	8,869
Capital expenditure and acquisitions	2,700	491	40	27	—	3,258	—	—	3,258

Three months ended March 31, 2005
Sales and other operating revenues
- segment revenues	10,186	46,009	6,461	5,515	(12,016)	56,155	5,343	(1,534)	52,346
Less: sales between businesses	(7,696)	(2,107)	(679)	(1,534)	12,016	—	(1,534)	1,534	—
Third party sales	2,490	43,902	5,782	3,981	—	56,155	3,809	—	52,346
Equity-accounted income	552	45	3	—	—	600	—	—	600
Profit (loss) before interest and tax	6,489	2,353	426	361	(153)	9,476	532	(96)	9,040
Capital expenditure and acquisitions	2,301	346	21	160	—	2,828	129	—	2,699

					Eliminations
By geographical area	UK	Rest of Europe	USA	Rest of World	Sales between areas	Sales to Innovene	Total
	(Unaudited)
	($ million)
Three months ended March 31, 2006
Sales and other operating revenues	27,865	18,374	23,703	18,375	(23,260)	—	65,057
Equity-accounted income
- continuing operations	(5)	2	17	674	—	—	688
- Innovene operations	—	—	—	—	—	—	—
	(5)	2	17	674	—	—	688
Profit (loss) before interest and tax
- continuing operations	772	995	3,245	3,857	—	—	8,869
- Innovene operations	(55)	(21)	7	(27)	—	—	(96)
	717	974	3,252	3,830	—	—	8,773
Capital expenditure and acquisitions	263	139	1,307	1,549	—	—	3,258

Three months ended March 31, 2005
Sales and other operating revenues	18,808	15,824	22,011	12,725	(14,909)	(2,113)	52,346
Equity-accounted income
- continuing operations	15	2	16	567	—	—	600
- Innovene operations	—	—	—	—	—	—	—
	15	2	16	567	—	—	600
Profit (loss) before interest and tax
- continuing operations	605	2,246	3,464	2,725	—	—	9,040
- Innovene operations	35	293	112	(4)	—	—	436
	640	2,539	3,576	2,721	—	—	9,476

Capital expenditure and acquisitions	295	119	1,264	1,150	—	—	2,828

Note 10 - Analysis of changes in net debt

	Three months ended March 31
	(Unaudited)
	2006	2005
	($ million)
Opening balance
Finance debt	19,162	23,091
Less: Cash and cash equivalents	2,960	1,359
Opening net debt	16,202	21,732
Closing balance
Finance debt	18,679	19,564
Less: Cash and cash equivalents	2,939	1,521
Closing net debt	15,740	18,043
Decrease (increase) in net debt	462	3,689

Movement in cash and cash equivalents (excluding exchange adjustments)	(35)	171
Net cash outflow (inflow) from financing (excluding share capital)	379	3,547
Adoption of IAS 39	—	(147)
Fair value hedge adjustment	82	98
Other movements	32	49
Movement in net debt before exchange effects	458	3,718
Exchange adjustments	4	(29)
Decrease (increase) in net debt	462	3,689

Note 11 – Movement in BP shareholders’ equity

(Unaudited)
($ million)

At 31 December 2005	79,976
Profit for the period	5,623
Distribution to shareholders	(1,922)
Currency translation differences (net of tax)	251
Repurchase of ordinary share capital	(3,999)
Issue of ordinary share capital for employee share schemes	228
Purchase of shares by ESOP trusts	(90)
Share–based payments (net of tax)	118
Available–for–sale investments (net of tax)	(126)
Cash flow hedges (net of tax)	89
At 31 March 2006	80,148

Note 12 - Earnings per share

Basic earnings per ordinary share amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes treasury shares and the shares held by the Employee Share Ownership Plans.

For the diluted earnings per share calculation, the profit attributable to ordinary shareholders is adjusted for the unwinding of the discount on the deferred consideration for the acquisition of our interest in TNK-BP. The weighted average number of shares outstanding during the period is adjusted for the number of shares to be issued for the deferred consideration for the acquisition of our interest in TNK-BP and the number of shares that would be issued on conversion of outstanding share options into ordinary shares using the treasury stock method.

	Three months ended March 31 (Unaudited)
	2006	2005
	($ million)
Profit for the year attributable to BP shareholders
Continuing operations	5,726	6,298
Discontinued operations	(103)	304
	5,623	6,602
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP (net of tax)	6	12
Diluted profit for the year attributable to BP shareholders	5,629	6,614

	(shares thousands)
Weighted average number of ordinary shares	20,521,872	21,441,285
Ordinary shares issuable under employee share schemes	113,637	81,096
Ordinary shares issuable as consideration for BP’s interest in the TNK-BP joint venture	112,838	261,603
	20,748,347	21,783,984

Earnings (loss) per share for the discontinued operations is derived from the net profit (loss) attributable to ordinary shareholders from discontinued operations of $103 million loss for the three months ended March 31, 2006 and $304 million profit for the three months ended March 31, 2005, divided by the weighted average number of ordinary shares for both basic and diluted amounts as shown above.

Note 13 - Provisions

	Decommissioning	Environmental	Litigation and other	Total
	(Unaudited)
	($ million)
At January 1, 2006	6,450	2,311	2,795	11,556
Exchange adjustments	3	4	6	13
New provisions	121	—	33	154
Write-back of unused provisions	—	—	(3)	(3)
Unwinding of discount	34	10	11	55
Utilization and deletions	(32)	(57)	(163)	(252)
Reclassified as held for sale	(399)	—	—	(399)

At March 31, 2006	6,177	2,268	2,679	11,124

Of which
Expected to be incurred within 1 year	292	453	852	1,597
Expected to be incurred in more than 1 year	5,885	1,815	1,827	9,527

At January 1, 2005	5,572	2,457	1,570	9,599
Exchange adjustments	2	(9)	(7)	(14)
New provisions	38	2	38	78
Write-back of unused provisions	—	(1)	(14)	(15)
Unwinding of discount	28	12	4	44
Utilization and deletions	(54)	(51)	(42)	(147)

At March 31, 2005	5,586	2,410	1,549	9,545

Of which
Expected to be incurred within 1 year	111	534	197	842
Expected to be incurred in more than 1 year	5,475	1,876	1,352	8,703

Note 14 - Pension and other postretirement benefits

	Three months ended March 31, 2006
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	103	65	33	201
Past service cost	—	—	—	—
Settlement, curtailment and special termination benefits	10	—	3	13
Payments to defined contribution plans	—	53	5	58
Total operating charge	113	118	41	272
Innovene operations	—	—	—	—
Continuing operations	113	118	41	272

Expected return on plan assets	(408)	(141)	(33)	(582)
Interest on plan liabilities	240	152	79	471
Other finance (income) expense	(168)	11	46	(111)
Innovene operations	—	—	—	—
Continuing operations	(168)	11	46	(111)

	Three months ended March 31, 2005
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	99	65	32	196
Past service cost	4	—	1	5
Settlement, curtailment and special termination benefits	5	—	2	7
Payments to defined contribution plans	—	51	3	54
Total operating charge	108	116	38	262
Innovene operations	(9)	(6)	(6)	(21)
Continuing operations	99	110	32	241

Expected return on plan assets	(379)	(139)	(29)	(547)
Interest on plan liabilities	261	161	92	514
Other finance (income) expense	(118)	22	63	(33)
Innovene operations	4	1	(4)	1
Continuing operations	(114)	23	59	(32)

Note 15 - US generally accepted accounting principles

The consolidated financial statements of the BP Group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use by the EU which differ in certain respects from US generally accepted accounting principles (US GAAP). The principal differences between US GAAP and IFRS for BP Group reporting relate to the following:

(i)             Deferred taxation/business combinations

Under IFRS, deferred tax assets and liabilities are recognized for the difference between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination.  IFRS 3 ‘Business Combinations’ typically requires the offset to the recognition of such deferred tax assets and liabilities to be adjusted against goodwill.  However, under the exemptions in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, previous business combinations were not restated in accordance with IFRS 3 and the offset was taken as an adjustment to shareholders’ equity at the transition date.

Under US GAAP, deferred tax assets or liabilities are also recognized for the difference between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination.  Statement of Financial Accounting Standard (‘SFAS’) No. 141 ‘Business Combinations’, requires that the offset be recognized against goodwill.  As such, the treatment adopted under IFRS 1 as compared with SFAS 141 creates a difference related to business combinations accounted for under the purchase method that occurred prior to the Group’s IFRS transition date.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)
Depreciation, depletion and amortization	85	21
Taxation	(26)	63
Profit for the period	(59)	(84)

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	3,374	3,459
Deferred tax liabilities	1,408	1,434
BP shareholders’ equity	1,966	2,025

(ii)          Provisions

Under IFRS, provisions for decommissioning and environmental liabilities are measured on a discounted basis if the effect of the time value of money is material.  In accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, the provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using rates that take into consideration the time value of money and risks inherent in the liability.   The periodic unwinding of the discount is included in other finance expense. Similarly, the effect of a change in the discount rate is included in other finance expense in connection with all provisions other than decommissioning liabilities.

Upon initial recognition of a decommissioning provision, a corresponding amount is also recognized as an asset and is subsequently depreciated as part of the capital cost of the facilities.  Adjustments to the decommissioning liabilities, associated with changes to the future cash flow assumptions or changes in the discount rate, are reflected as increases or decreases to the corresponding item of property, plant and equipment and depreciated prospectively over the asset’s remaining economic useful life.

Under US GAAP, decommissioning liabilities are recognized in accordance with SFAS No. 143 ‘Accounting for Asset Retirement Obligations’.  SFAS 143 is similar to IAS 37 and requires that when an asset retirement liability is recognized, a corresponding amount is capitalized and depreciated as an additional cost of the related asset.  The liability is measured based on the risk-adjusted future cash outflows discounted using a credit-adjusted risk-free rate. The unwinding of the discount is included in operating profit for the period.  Unlike IFRS, subsequent changes to the discount rate do not impact the carrying value of the asset or liability.  Subsequent changes to the estimates of the timing or amount of future cash flows, resulting in an increase to the asset and liability, are re-measured using updated assumptions related to the credit-adjusted risk-free rate.

Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

In addition, the use of different oil and natural gas reserve volumes between US GAAP and IFRS (see (iii) below) results in different field lives and hence differences result in the manner in which the subsequent unwinding of the discount and the depreciation of the corresponding assets associated with decommissioning provisions are recognized.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)

Production and manufacturing expenses and depreciation, depletion and amortization	34	58
Other finance expense	(54)	(45)
Taxation	16	(3)
Profit for the period	4	(10)

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	(1,828)	(1,842)
Provisions	(1,677)	(1,666)
Deferred tax liabilities	(52)	(64)
BP shareholders’ equity	(99)	(112)

The following data summarizes the movements in the asset retirement obligations, as adjusted to accord with US GAAP, for the three months ended March 31, 2006.

(Unaudited)
($ million)
At January 1, 2006	4,429
Exchange adjustments	3
New provisions/adjustment to provisions	110
Unwinding of discount	60
Utilized/deleted	(32)
Reclassified as held for sale	(350)
At March 31, 2006	4,220

(iii)  Oil and natural gas reserve differences

The US Securities and Exchange Commission (SEC) rules for estimating oil and natural gas reserves are different in certain respects from the UK Statement of Recommended Practice ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ (SORP); in particular, the SEC requires the use of year-end prices, whereas under the SORP the Group uses long-term planning prices.  Any consequent difference in reserve volumes results in different charges for depreciation, depletion and amortization between IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)
Depreciation, depletion and amortization	29	(9)
Taxation	(11)	4
Profit for the period	(18)	5

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	39	68
Deferred tax liabilities	16	27
BP shareholders’ equity	23	41

(iv)           Goodwill and intangible assets

For the purposes of US GAAP, the Group accounts for goodwill according to SFAS No. 141 ‘Business Combinations’, and SFAS No. 142 ‘Goodwill and Other Intangible Assets’.  For the purposes of IFRS, the Group accounts for goodwill under the provisions of IFRS 3 ‘Business Combinations’ and IAS 38 ‘Intangible Assets’.  As a result of the transition rules available under IFRS 1, the Group did not restate its past business combinations in accordance with IFRS 3 and assumed its UK GAAP carrying amount for goodwill as its IFRS carrying amount upon transition to IFRS, at January 1, 2003.

Under US GAAP, goodwill and indefinite lived intangible assets have not been amortized since December 31, 2001, rather such assets are subject to periodic impairment testing.  The Group does not have any other intangible assets with indefinite lives.  Under IFRS, goodwill amortization ceased from January 1, 2003.

The movement in the goodwill difference during 2006 is the result of movements in foreign exchange rates.

During the fourth quarter of 2005 the Group completed a goodwill impairment review using the two-step process prescribed in US GAAP. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. When the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review.

The adjustments to BP shareholders’ equity to accord with US GAAP are summarized below.

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Goodwill	176	171
BP shareholders’ equity	176	171

In accordance with Group accounting practice, exploration licence acquisition costs are capitalized initially as an intangible asset and are amortized over the estimated period of exploration. Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to property, plant and equipment. Where exploration is unsuccessful, the unamortized cost is charged against income. At March 31, 2006 and December 31, 2005, exploration licence acquisition costs included in the Group’s property, plant and equipment and intangible assets, net of accumulated amortization, were as follows.

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Exploration licence acquisition cost included in noncurrent assets (net of accumulated amortization)
Property, plant and equipment	1,167	1,201
Intangible assets	590	597

Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the three months ended March 31, 2006 are shown below.

	Exploration expenditure	Goodwill	Additional minimum pension liability (see (viii))	Other intangibles	Total
	(Unaudited)
	($ million)
Net book amount
At January 1, 2006	4,008	10,673	27	764	15,472
Amortization expense	(114)	—	—	(42)	(156)
Other movements	191	(44)	—	80	227
At March 31, 2006	4,085	10,629	27	802	15,543

Amortization expense relating to other intangibles is expected to be in the range $150-$200 million in each of the succeeding five years.

(v)   Derivative financial instruments

Under IFRS, the Group accounts for its derivative financial instruments under IAS 39 ‘Financial Instruments: Recognition and Measurement’.  IAS 39 requires that derivative financial instruments be measured at fair value and changes in fair value are either recognized through current earnings or equity (other comprehensive income) depending on the nature of the instrument.  Changes in fair value of derivatives held for trading purposes or those not designated or effective as hedges are recognized in earnings.

Changes in fair value of derivatives designated and effective as cash flow hedges are recognized directly in equity (other comprehensive income).  Amounts recorded in equity are transferred to the income statement when the hedged transaction affects earnings.  Where the hedged item is the cost of a nonfinancial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the nonfinancial asset or liability.

Changes in the fair value of derivatives designated and effective as fair value hedges are recognized in earnings.  The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged with the corresponding gains and losses recognized in earnings.

On adoption of IAS 39 as of January 1, 2005, all cash flow and fair value hedges that previously qualified for hedge accounting under UK GAAP were recorded on the balance sheet at fair value with the offset recorded through equity.

Under US GAAP all derivative financial instruments are accounted for under SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’ and recorded on the balance sheet at their fair value. Similar to IAS 39, SFAS 133 requires that changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the instrument is designated as part of a hedge transaction.  A difference arises between IFRS and US GAAP for cash flow hedges where the hedged item is the cost of a nonfinancial asset or liability.  SFAS 133 does not allow the amounts taken to equity to be transferred to the initial carrying amount of the nonfinancial asset or liability.  The amounts remain in equity (other comprehensive income) and are recognized to earnings as the nonfinancial asset is depreciated.

Prior to January 1, 2005, the Group did not designate any of its derivative financial instruments as part of hedged transactions under SFAS 133.  As a result, all changes in fair value were recognized through earnings.  A difference therefore exists between the treatment applied under SFAS 133 and that upon initial adoption of IAS 39.  This difference will remain until the individual derivative transactions mature.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)
Production and manufacturing expenses	—	(21)
Finance costs	(41)	(5)
Taxation	—	(72)
Profit for the period	41	98

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Goodwill	131	131
Finance debt	(134)	(140)
Deferred tax liabilities	46	46
BP shareholders’ equity	219	225

(vi)  Inventory valuation

Under IFRS, inventory held for trading purposes is re-measured to fair value with the changes in fair value recognized in the income statement for the period.  Under US GAAP, all balances recorded in inventory are measured at the lower of cost and net realizable value.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)
Purchases	(214)	476
Taxation	75	(167)
Profit for the period	139	(309)

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Inventories	(43)	(257)
Deferred tax liabilities	(15)	(90)
BP shareholders’ equity	(28)	(167)

(vii)   Gain arising on asset exchange

Under IFRS, exchanges of nonmonetary assets are generally accounted for at fair value at the date of the transaction, with any gain or loss recognized in income.  Under US GAAP prior to January 1, 2005, exchanges of nonmonetary assets were accounted for at book value.  From January 1, 2005 exchanges of nonmonetary assets are generally accounted for at fair value under both IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)
Depreciation, depletion amortization	5	4
Taxation	(1)	(1)
Profit for the period	(4)	(3)

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	362	367
Deferred tax liabilities	127	128
BP shareholders’ equity	235	239

(viii)  Pensions and other postretirement benefits

Under IFRS, the Group accounts for its pension and other postretirement benefit plans according to IAS 19 ‘Employee Benefits’.  Surpluses and deficits of funded schemes for pensions and other postretirement benefits are included in the Group balance sheet at their fair values and all movements in these balances are reflected in the income statement, except for those relating to actuarial gains and losses which are reflected in the statement of recognized income and expense.  This treatment differs from the Group’s US GAAP treatment under SFAS No. 87 ‘Employers’ Accounting for Pensions’ and SFAS No. 106 ‘Employers’ Accounting for Postretirement Benefits Other Than Pensions,’ under which actuarial gains and losses are not recognized in the income statement as they occur but are recognized within income only when they exceed certain thresholds.  This difference in recognition rules for actuarial gains and losses gives rise to differences in periodic pension and other postretirement benefit costs as measured under IAS 19 compared to SFAS 87 and SFAS 106.

In addition, when a pension plan has an accumulated benefit obligation which exceeds the fair value of the plan assets, SFAS 87 requires the unfunded amount to be recognized as a minimum liability in the balance sheet.  The offset to this liability is recorded as an intangible asset up to the amount of any unrecognized prior service cost or transitional liability, and thereafter directly in other comprehensive income.   IAS 19 does not have a similar concept.  As a result, this creates a difference in shareholders’ equity as measured under IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)
Production and manufacturing expenses	188	139
Other finance expense	111	33
Taxation	(94)	(53)
Profit for the period	(205)	(119)

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Intangible assets	27	27
Other receivables	6,618	6,667
Defined benefit pension plan surplus	(3,469)	(3,282)
Provisions	8,014	7,884
Defined benefit pension plan and other postretirement benefit plan deficits	(9,336)	(9,230)
Deferred tax liabilities	1,523	1,612
BP shareholders’ equity	2,975	3,146

(ix)   Impairments

Under IFRS, in determining the amount of any impairment loss, the carrying value of property, plant and equipment and goodwill is compared with the discounted value of the future cash flows.  Under US GAAP, SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-lived Assets’ requires that the carrying value is compared with the undiscounted future cash flows to determine if an impairment is present, and only if the carrying value is less than the undiscounted cash flows is an impairment loss recognized.  The impairment is measured using the discounted value of the future cash flows.  Due to this difference, certain of the impairment charges recognized under IFRS, adjusted for the impacts of depreciation, have not been recognized for US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)
Depreciation, depletion and amortization	—	7
Impairment and losses on sale of businesses and fixed assets	—	(23)
Taxation	—	5
Profit for the period	—	11

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	502	504
Deferred tax liabilities	176	177
BP shareholders’ equity	326	327

(x)    Major maintenance expenditure

For the purposes of US GAAP reporting, prior to January 1, 2005, the Group capitalized expenditures on maintenance, refits or repairs where it enhanced or restored the performance of an asset, or replaced an asset or part of an asset that was separately depreciated.  This included other elements of expenditure incurred during major plant maintenance shutdowns, such as overhaul costs.

As of January 1, 2005, the Group changed its US GAAP accounting policy to expense the part of major maintenance that represents overhaul costs and similar major maintenance expenditure as incurred.  The effect of this accounting change for US GAAP reporting is reflected as a cumulative effect of an accounting change for the quarter ended March 31, 2005 of $794 million (net of tax benefits of $354 million).  This adjustment is equal to the net book value of capitalized overhaul costs as of January 1, 2005 as reported under US GAAP.  This new accounting policy reflects the policy applied under IFRS for all periods presented.  As a result, a GAAP difference exists in periods prior to January 1, 2005 which reflects the capitalisation of cumulative overhaul costs net of the related depreciation charge as calculated under US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)
Production and manufacturing expenses	—	—
Depreciation, depletion and amortization	—	—
Taxation	—	—
Profit for the period before cumulative effect of accounting change	—	—
Cumulative effect of accounting change	—	(794)
Profit for the period	—	(794)

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
($ million)
Property, plant and equipment	—	—
Deferred tax liabilities	—	—
BP shareholders’ equity	—	—

(xi)    Equity-accounted investments

Under IFRS the Group’s accounting policies are applied in arriving at the amounts to be included in the financial statements in relation to equity-accounted investments.  The major difference between IFRS and US GAAP in this respect relates to deferred tax (see (i)).

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)
Earnings from jointly controlled entities	(27)	(111)
Profit for the period	(27)	(111)

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Investments in jointly controlled entities	(70)	(43)
BP shareholders’ equity	(70)	(43)

(xii)   Consolidation of variable interest entities

In December 2003, the FASB issued FASB Interpretation No. 46 (Revised) ‘Consolidation of Variable Interest Entities’ (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns.

The Group currently has several ships under construction or in service which are accounted for under IFRS as operating leases.  Under Interpretation 46 certain of the arrangements represent variable interest entities that would be consolidated by the Group.  The maximum exposure to loss as a result of the Group’s involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)
Production and manufacturing expenses	(6)	(7)
Depreciation, depletion and amortization	7	5
Finance costs	2	2
Profit for the period	(3)	—

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	882	807
Trade and other payables	(38)	(31)
Finance debt	923	838
BP shareholders’ equity	(3)	—

(xiii)  Share-based payments

The Group adopted SFAS No. 123 (revised 2004), ‘Share-Based Payment’ (SFAS 123R) as of January 1, 2005 using the modified prospective transition method.  Under SFAS 123R, share-based payments to employees are required to be measured based on their grant date fair value (with limited exceptions) and recognized over the related service period.  For periods prior to January 1, 2005, the Group accounted for share-based payments under Accounting Principles Board Opinion No. 25 using the intrinsic value method.

Effective January 1, 2005, as part of the adoption of IFRS, the Group adopted IFRS No. 2 ‘Share-based Payment’ (IFRS 2).  IFRS 2 requires the recognition of expense when goods or services are received from employees or others in consideration for equity instruments.  In adopting IFRS 2, the Group elected to restate prior years to recognize expense associated with share-based payments that were not fully vested as of January 1, 2003 and the liability of cash-settled share-based payments as of January 1, 2003.

As a result of the transition requirements for SFAS 123R and IFRS 2, certain differences between US GAAP and IFRS have resulted.  For periods prior to January 1, 2005, the Group has recognized share-based payments under IFRS using a fair value method which is substantially different than the intrinsic value method used under US GAAP.  From January 1, 2005, the Group has used the fair value method to measure compensation expense under both IFRS and US GAAP. A difference in compensation expense exists however because the Group uses a different valuation model under US GAAP for issued options outstanding and unvested as of December 31, 2004 as required under the transition rules of SFAS 123R.

In addition, deferred taxes on share-based compensation are recognized differently under US GAAP than under IFRS.  Under US GAAP, deferred taxes are recorded on compensation expense recognized during the period in accordance with SFAS 109.  Under IFRS, deferred taxes are only recorded on the difference between the tax base of the underlying shares and the carrying value of the employee services as determined at each balance sheet date in accordance with IAS 12.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)
Production and manufacturing expenses	2	2
Distribution and administrative expenses	5	5
Taxation	(2)	(7)
Profit for the period	(5)	—

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Deferred tax liabilities	332	334
BP shareholders’ equity	(332)	(334)

(xiv)  Discontinued operations

Under IFRS, a component of an entity held for sale as part of a single plan to dispose of a separate major line of business is classified as a discontinued operation in the income statement.

Under US GAAP (EITF Issue No. 03-13 ‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations’), a disposed component of an enterprise is classified as a discontinued operation only where the ongoing entity has no significant continuing direct cash flows and does not retain an interest, contract or other arrangement sufficient to enable the entity to exert significant influence over the disposed component’s operating and financial policies after disposal.

In connection with the sale of Innovene the Group has a number of commercial arrangements with Innovene for the supply of refining and petrochemical feedstocks, and the purchase and sale of refined products.

Because of continuing direct cash flows that will result from activities with Innovene subsequent to divestment, under US GAAP, the operations of Innovene would not be classified as a discontinued operation and would be included in the Group’s continuing operations.  Under IFRS, the operations of Innovene are classified as discontinued operations.

The following summarizes the reclassifications that would be made if the operations of Innovene were shown in continuing operations under IFRS.

	Three months ended March 31, 2006
	(Unaudited)
	As Reported	Reclassification	Total
	($ million)
Consolidated statement of income
Sales and other operating revenues	65,057	—	65,057

Profit before interest and taxation from continuing operations	8,869	(96)	8,773
Finance costs	191	—	191
Other finance expense	(48)	—	(48)
Profit before taxation from continuing operations	8,726	(96)	8,630
Taxation	2,929	7	2,936
Profit from continuing operations	5,797	(103)	5,694
Loss from Innovene operations	(103)	103	—
Profit for the period	5,694	—	5,694

	Three months ended March 31, 2005
	(Unaudited)
	As Reported	Reclassification	Total

Consolidated statement of income
Sales and other operating revenues	52,346	3,809	56,155

Profit before interest and taxation from continuing operations	9,040	436	9,476
Finance costs	172	—	172
Other finance expense	30	(1)	29
Profit before taxation from continuing operations	8,838	437	9,275
Taxation	2,479	133	2,612
Profit from continuing operations	6,359	304	6,663
Profit from Innovene operations	304	(304)	—
Profit for the period	6,663	—	6,663

(xv)   Assets classified as held for sale

The Group has reached an agreement to sell its remaining Gulf of Mexico Shelf assets.  Completion is expected in mid 2006 once regulatory approvals have been received.  Recognition and measurement of assets classified as held for sale (and liabilities directly associated with assets classified as held for sale) under IFRS is substantially equivalent to US GAAP.  However, the amounts presented for IFRS reporting differ from those under US GAAP due to differences in the underlying carrying values of the assets and liabilities being disposed.  Differences in carrying values of the Gulf of Mexico Shelf assets and liabilities primarily relate to deferred taxation on business combinations, decommissioning provisions, oil and natural gas reserve differences, goodwill and impairments.

The adjustments to BP shareholders’ equity to accord with US GAAP are summarized below:

Increase (decrease) in caption heading	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	(407)	—
Goodwill	18	—
Assets classified as held for sale	389	—
Provisions	49	—
Deferred tax liabilities	(35)	—
Liabilities directly associated with assets classified as held for sale	(14)	—
BP shareholders’ equity	—	—

The following is a summary of the adjustments to profit for the period attributable to BP shareholders and to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Three months ended March 31
	(Unaudited)
Profit for the period	2006	2005
	($ million)
Profit as reported in the consolidated statement of income	5,623	6,602

Adjustments:
Deferred taxation/business combinations (i)	(59)	(84)
Provisions (ii)	4	(10)
Oil and natural gas reserve differences (iii)	(18)	5
Derivative financial instruments (v)	41	98
Inventory valuation (vi)	139	(309)
Gain arising on asset exchange (vii)	(4)	(3)
Pensions and other postretirement benefits (viii)	(205)	(119)
Impairments (ix)	—	11
Equity-accounted investments (xi)	(27)	(111)
Consolidation of variable interest entities (xii)	(3)	—
Share-based payments (xiii)	(5)	—
Other	(2)	42

Profit for the period before cumulative effect of accounting change as adjusted to accord with US GAAP	5,484	6,122
Cumulative effect of accounting change Major maintenance expenditure (x)	—	(794)
Profit for the period as adjusted to accord with US GAAP	5,484	5,328
Dividend requirements on preference shares	—	—
Profit for the period applicable to ordinary shares as adjusted to accord with US GAAP	5,484	5,328

Per ordinary share – cents
Basic – before cumulative effect of accounting change	26.72	28.55
Cumulative effect of accounting change	—	(3.70)
	26.72	24.85

Diluted – before cumulative effect of accounting change	26.46	28.16
Cumulative effect of accounting change	—	(3.64)
	26.46	24.52
Per American Depositary Share – cents (a)
Basic – before cumulative effect of accounting change	160.32	171.30
Cumulative effect of accounting change	—	(22.20)
	160.32	149.10

Diluted – before cumulative effect of accounting change	158.76	168.96
Cumulative effect of accounting change	—	(21.84)
	158.76	147.12

(a)          One American Depositary Share is equivalent to six ordinary shares.

BP shareholders’ equity	March 31, 2006	December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
BP shareholders’ equity as reported in the consolidated balance sheet	79,833	79,661

Adjustments:
Deferred taxation/business combinations (i)	1,966	2,025
Provisions (ii)	(99)	(112)
Oil and natural gas reserve differences (iii)	23	41
Goodwill and intangible assets (iv)	176	171
Derivative financial instruments (v)	219	225
Inventory valuation (vi)	(28)	(167)
Gain arising on asset exchange (vii)	235	239
Pensions and other postretirement benefits (viii)	2,975	3,146
Impairments (ix)	326	327
Equity-accounted investments (xi)	(70)	(43)
Consolidation of variable interest entities (xii)	(3)	—
Share-based payments (xiii)	(332)	(334)
Other	(34)	(32)

BP shareholders’ equity as adjusted to accord with US GAAP	85,187	85,147

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

	Three months ended March 31
	(Unaudited)
	2006	2005
	($ million)
Profit for the period as adjusted to accord with US GAAP	5,484	5,328
Currency translation differences, net of tax benefit of $39 and $56 in 2006 and 2005, respectively	298	(696)
Investments
Unrealized gains, net of tax expense of $74 million (nil in 2005)	123	9
Unrealized losses, net of tax benefit of nil (nil in 2005)	—	(7)
Less: reclassification adjustment for gains included in net income, net of tax benefit of $97 million (nil in 2005)	(249)	(43)
Unrealized gains (losses) on cash flow hedges, net of tax expense of $25 million (nil in 2005)	42	(60)
Comprehensive income	5,698	4,531

	At March 31, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Currency translation differences	1,794	1,496
Net unrealized gains on investments	259	385
Unrealized losses on cash flow hedges	(89)	(131)
Minimum pension liability adjustment	(866)	(866)
Accumulated other comprehensive income	1,098	884

Consolidated statement of cash flows

The Group’s financial statements include a consolidated cash flow statement in accordance with IAS 7 ‘Cash Flow Statements’.  The statement prepared under IAS 7 presents substantially the same information as that required under SFAS No. 95 ‘Statement of Cash Flows’; however, as permitted under IAS 7, the Group includes payments in respect of capitalized interest in operating activities.  Under SFAS 95, these payments are treated as cash outflows for investing activities.

The adjustments to the Group’s cash flow statement for the period to accord with US GAAP are summarized below:

	Three months ended March 31
	(Unaudited)
Increase (decrease) in caption heading	2006	2005
	($ million)
Net cash provided by operating activities	102	76
Net cash provided by (used in) investing activities	(102)	(76)
Increase (decrease) in cash and cash equivalents	—	—

Impact of new US accounting standards

Revenue:  In September 2005, the FASB ratified the consensus reached by the EITF regarding Issue No. 04-13 ‘Accounting for Purchases and Sales of Inventory with the Same Counterparty’ (EITF 04-13).

EITF 04-13 addresses accounting issues that arise when a company both sells inventory to and buys inventory from another entity in the same line of business. The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw material, work-in-process or finished goods. At issue is whether the revenue, inventory cost and cost of sales should be recorded at fair value or whether the transactions should be classified as nonmonetary transactions. EITF 04-13 requires purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another be combined and recorded as exchanges measured at the book value of the item sold. EITF 04-13 is effective for new arrangements entered into and modifications or renewals of existing arrangements in accounting periods beginning after March 15, 2006. The adoption of EITF 04-13 did not have a significant effect on the Group’s profit as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Accounting changes and error corrections:  In May 2005, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154 ‘Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3’ (SFAS 154). SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable. Previously, most voluntary changes in accounting principle were recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 also requires that a change in the method of depreciation, amortization or depletion for long-lived nonfinancial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Previously, such changes were reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in accounting periods beginning after December 15, 2005.  The adoption of SFAS 154 did not have a significant effect on the Group’s profit as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Financial instruments:  In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140’ (SFAS 155).  SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument.   SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006.  The Group has not yet completed its evaluation of the impact of adopting SFAS 155 on the Group’s profit as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Share-based payments:  In February 2006, the FASB issued Staff Position No. FAS 123(R)-4 ‘Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event’ (FSP 123(R)-4).  FSP 123(R)-4 clarifies the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event.  Under FSP 123(R)-4, an option or similar instrument with a contingent cash settlement provision is classified as an equity award provided that the contingent event that permits or requires cash settlement is not considered probable of occurring, the contingent event is not within the control of the employee and the award includes no other features that would require liability classification.  For entities that adopted SFAS 123(R) prior to the issuance of FSP 123(R)-4, FSP 123(R)-4 is effective for accounting periods beginning after February 3, 2006.   The adoption of FSP 123(R)-4 did not have a significant effect on the Group’s profit as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Consolidation of variable interest entities:  In April 2006, the FASB issued Staff Position No. FIN 46(R)-6, ‘Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)’ (FSP 46(R)-6).  FSP 46(R)-6 clarifies how variability should be considered in applying FIN 46(R).  Variability is used in applying FIN 46(R) to determine whether an entity is a variable interest entity, which interests are variable interests in the entity, and who is the primary beneficiary of the variable interest entity.  Under FSP 46(R)-6, the variability to be considered in applying FIN 46(6)-6 is based on the design of the entity, the nature and risks of the entity and the purpose for which entity was created.  FSP 46(R)-6 is effective for accounting periods beginning after June 15, 2006.  The adoption of FSP 46(R)-6 is not expected to have a significant effect on the Group’s profit as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Taxes collected from customers:  In June 2006, the FASB ratified the consensus reached by the EITF regarding Issue No. 06-3 ‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)’ (EITF 06-3).  Under EITF 06-3, taxes collected from customers and remitted to governmental authorities can be presented either gross within revenue and cost of sales, or net.  Where such taxes are significant, EITF 06-3 requires disclosure of the accounting policy for presenting taxes and the amount of any such taxes that are recognized on a gross basis.  EITF 06-3 is effective for accounting periods beginning after December 15, 2006.  The Group’s accounting policy with regards to taxes collected from customers and remitted to governmental authorities is to present such taxes net in the income statement.

Income taxes:  In June 2006, the FASB issued FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109’ (Interpretation 48). Interpretation 48 clarifies the accounting for uncertainty with regards to income taxes recognized in an entity’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. Interpretation 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for accounting periods beginning after December 15, 2006. The Group has not yet completed its evaluation of the impact of adopting Interpretation 48 on the Group’s profit as adjusted to accord with US GAAP, or BP’s shareholders’ interest as adjusted to accord with US GAAP.

Note 16 - TNK-BP operational and financial information

	Three months ended March 31
	(Unaudited)
	2006	2005
Production (Net of Royalties) (BP share)
Crude oil (mb/d)	896	875
Natural gas (mmcf/d)	567	527
Total hydrocarbons (mboe/d) (a)	994	966

	($ million)
Income statement (BP share)
Profit before interest and tax	852	615
Interest expense*	(43)	(29)
Taxation	(350)	(167)
Minority interest	(41)	(8)
Net income	418	411

* Excludes unwinding of discount on deferred consideration	9	17

(a)     Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Note 17 - Equity-accounted entities

The Group’s profit for the period includes the following in respect of equity-accounted entities.

	Profit (loss) before interest and tax	Interest	Tax	Minority interest	Profit (loss) for the period
	(Unaudited)
	($ million)
Three months ended March 31, 2006
Exploration and Production	1,149	(72)	(439)	(41)	597
Refining and Marketing	101	(19)	(10)	—	72
Gas, Power and Renewables	29	(4)	(4)	—	21
Other businesses and corporate	(2)	—	—	—	(2)
Continuing operations	1,277	(95)	(453)	(41)	688
Three months ended March 31, 2005
Exploration and Production	839	(52)	(227)	(8)	552
Refining and Marketing	71	(8)	(18)	—	45
Gas, Power and Renewables	7	(2)	(2)	—	3
Other businesses and corporate	—	—	—	—	—
Continuing operations	917	(62)	(247)	(8)	600

Note 18 - Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group’s share of operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
Three months ended March 31, 2006
Sales and other operating revenues	1,269	—	65,057	(1,269)	65,057
Earnings from jointly controlled entities - after interest and tax	—	—	573	—	573
Earnings from associates - after interest and tax	—	—	115	—	115
Equity–accounted income of subsidiaries - after interest and tax	153	5,683	—	(5,836)	—
Interest and other revenues	151	65	158	(176)	198
Total revenues	1,573	5,748	65,903	(7,281)	65,943
Gains on sale of businesses and fixed assets	2	—	595	—	597
Total revenues and other income	1,575	5,748	66,498	(7,281)	66,540
Purchases	188	—	46,669	(1,269)	45,588
Production and manufacturing expenses	182	—	5,035	—	5,217
Production and similar taxes	87	—	845	—	932
Depreciation, depletion and amortization	94	—	2,090	—	2,184
Impairment and losses on sale of businesses and fixed assets	—	—	23	—	23
Exploration expense	—	—	189	—	189
Distribution and administration expenses	—	142	2,971	(17)	3,096
Fair value (gain) loss on embedded derivatives	—	—	442	—	442
Profit before interest and taxation	1,024	5,606	8,234	(5,995)	8,869
Finance costs	4	111	235	(159)	191
Other finance expense (income)	—	(160)	112	—	(48)
Profit before taxation	1,020	5,655	7,887	(5,836)	8,726
Taxation	361	32	2,536	—	2,929
Profit from continuing operations	659	5,623	5,351	(5,836)	5,797
Profit (loss) from Innovene operations	—	—	(103)	—	(103)
Profit for the period	659	5,623	5,248	(5,836)	5,694
Attributable to:
BP shareholders	659	5,623	5,177	(5,836)	5,623
Minority interest	—	—	71	—	71
Profit for the period	659	5,623	5,248	(5,836)	5,694

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
Three months ended March 31, 2006
Profit as reported	659	5,623	5,177	(5,836)	5,623
Adjustments:
Deferred taxation/business combinations	(14)	(59)	(45)	59	(59)
Provisions	2	4	2	(4)	4
Oil and natural gas reserve differences	—	(18)	(18)	18	(18)
Derivative financial instruments	—	41	41	(41)	41
Inventory valuation	(15)	139	139	(124)	139
Gain arising on asset exchange	(4)	(4)	—	4	(4)
Pensions and other postretirement benefits	—	(205)	(307)	307	(205)
Equity-accounted investments	—	(27)	(27)	27	(27)
Consolidation of variable interest entities	—	(3)	(3)	3	(3)
Share-based payments	—	(5)	—	—	(5)
Other	—	(2)	(2)	2	(2)
Profit for the period as adjusted to accord with US GAAP	628	5,484	4,957	(5,585)	5,484

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
Three months ended March 31, 2005
Sales and other operating revenues	1,184	—	52,346	(1,184)	52,346
Earnings from jointly controlled entities - after interest and tax	—	—	486	—	486
Earnings from associates - after interest and tax	—	—	114	—	114
Equity–accounted income of subsidiaries - after interest and tax	166	6,595	—	(6,761)	—
Interest and other revenues	39	46	166	(85)	166
Total revenues	1,389	6,641	53,112	(8,030)	53,112
Gains on sale of businesses and fixed assets	—	—	1,162	—	1,162
Total revenues and other income	1,389	6,641	54,274	(8,030)	54,274
Purchases	196	—	35,032	(1,184)	34,044
Production and manufacturing expenses	136	—	4,566	—	4,702
Production and similar taxes	80	—	569	—	649
Depreciation, depletion and amortization	119	—	2,028	—	2,147
Impairment and losses on sale of businesses and fixed assets	—	—	186	—	186
Exploration expense	—	—	160	—	160
Distribution and administration expenses	—	118	3,120	(14)	3,224
Fair value (gain) loss on embedded derivatives	—	—	122	—	122
Profit before interest and taxation	858	6,523	8,491	(6,832)	9,040
Finance costs	—	39	204	(71)	172
Other finance expense (income)	3	(115)	142	—	30
Profit before taxation	855	6,599	8,145	(6,761)	8,838
Taxation	292	(3)	2,190	—	2,479
Profit from continuing operations	563	6,602	5,955	(6,761)	6,359
Profit (loss) from Innovene operations	—	—	304	—	304
Profit for the period	563	6,602	6,259	(6,761)	6,663
Attributable to:
BP shareholders	563	6,602	6,198	(6,761)	6,602
Minority interest	—	—	61	—	61
Profit for the period	563	6,602	6,259	(6,761)	6,663

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other Subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
Three months ended March 31, 2005
Profit as reported	563	6,602	6,198	(6,761)	6,602
Adjustments:
Deferred taxation/business combinations	(5)	(84)	(79)	84	(84)
Provisions	1	(10)	(11)	10	(10)
Oil and natural gas reserve differences	—	5	5	(5)	5
Derivative financial instruments	—	98	98	(98)	98
Inventory valuation	(48)	(309)	(309)	357	(309)
Gain arising on asset exchange	(3)	(3)	—	3	(3)
Pensions and other postretirement benefits	—	(119)	(74)	74	(119)
Impairments	—	11	11	(11)	11
Equity-accounted investments	—	(111)	(111)	111	(111)
Other	—	42	42	(42)	42
Profit for the period before cumulative effect of accounting change as adjusted to accord with US GAAP	508	6,122	5,770	(6,278)	6,122
Cumulative effect of accounting change Major maintenance expenditure	—	(794)	(794)	794	(794)
Profit for the period as adjusted to accord with US GAAP	508	5,328	4,976	(5,484)	5,328

	Issuer	Guarantor
Balance sheet	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
At March 31, 2006
Noncurrent assets
Property, plant and equipment	5,858	—	79,629	—	85,487
Goodwill	—	—	10,322	—	10,322
Other intangible assets	423	—	4,464	—	4,887
Investments in jointly controlled entities	—	—	15,007	—	15,007
Investments in associates	—	2	5,369	—	5,371
Other investments	—	—	700	—	700
Subsidiaries – equity-accounted basis	2,169	111,496	—	(113,665)	—
Fixed assets	8,450	111,498	115,491	(113,665)	121,774
Loans	1,405	1,434	1,324	(3,314)	849
Other receivables	—	—	875	—	875
Derivative financial instruments	—	—	3,278	—	3,278
Prepayments and accrued income	—	—	1,524	—	1,524
Defined benefit pension plan surplus	—	3,411	58	—	3,469
	9,855	116,343	122,550	(116,979)	131,769
Current assets
Loans	—	—	125	—	125
Inventories	90	—	18,733	—	18,823
Trade and other receivables	13,472	1,470	54,499	(29,684)	39,757
Derivative financial instruments	—	—	8,381	—	8,381
Prepayments and accrued income	64	13	3,841	—	3,918
Current tax receivable	—	—	222	—	222
Cash and cash equivalents	(9)	10	2,938	—	2,939
	13,617	1,493	88,739	(29,684)	74,165
Assets classified as held for sale	—	—	1,160	—	1,160
Total assets	23,472	117,836	212,449	(146,663)	207,094
Current liabilities
Trade and other payables	4,503	11,279	56,614	(29,684)	42,712
Derivative financial instruments	—	—	7,553	—	7,553
Accruals and deferred income	—	7	6,845	—	6,852
Finance debt	55	—	9,167	—	9,222
Current tax payable	343	—	3,566	—	3,909
Provisions	—	—	1,597	—	1,597
	4,901	11,286	85,342	(29,684)	71,845
Noncurrent liabilities
Other payables	513	—	4,613	(3,314)	1,812
Derivative financial instruments	—	—	3,159	—	3,159
Accruals and deferred income	—	38	4,074	—	4,112
Finance debt	—	—	9,457	—	9,457
Deferred tax liabilities	1,842	536	14,503	—	16,881
Provisions	620	—	8,907	—	9,527
Defined benefit pension plan and other postretirement benefit plan deficits	—	—	9,336	—	9,336
	2,975	574	54,049	(3,314)	54,284
Liabilities directly associated with assets classified as held for sale	—	—	399	—	399
Total liabilities	7,876	11,860	139,790	(32,998)	126,528
Net assets	15,596	105,976	72,659	(113,665)	80,566
Equity
BP shareholders’ equity	15,596	105,976	71,926	(113,665)	79,833
Minority interest	—	—	733	—	733
	15,596	105,976	72,659	(113,665)	80,566

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
At March 31, 2006
Capital and reserves
Capital shares	3,353	5,106	—	(3,353)	5,106
Paid-in surplus	3,145	8,307	—	(3,145)	8,307
Merger reserve	—	26,498	697	—	27,195
Other reserves	—	11	—	—	11
Shares held by ESOP trusts	—	(142)	—	—	(142)
Available-for-sale investments	—	—	260	—	260
Cash flow hedges	—	—	(144)	—	(144)
Foreign currency translation reserve	—	—	3,193	—	3,193
Treasury shares	—	(14,474)	—	—	(14,474)
Retained earnings	9,098	80,670	67,920	(107,167)	50,521
	15,596	105,976	71,926	(113,665)	79,833

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
BP shareholders’ equity as reported	15,596	105,976	71,926	(113,665)	79,833
Adjustments:
Deferred taxation/business combinations	201	1,966	1,765	(1,966)	1,966
Provisions	33	(99)	(130)	97	(99)
Oil and natural gas reserve differences	—	23	23	(23)	23
Goodwill and intangible assets	—	176	176	(176)	176
Derivative financial instruments	—	219	219	(219)	219
Inventory valuation	(91)	(28)	(28)	119	(28)
Gain arising on asset exchange	235	235	—	(235)	235
Pensions and other postretirement benefits	82	2,975	2,493	(2,575)	2,975
Impairments	—	326	326	(326)	326
Equity-accounted investments	—	(70)	(70)	70	(70)
Consolidation of variable interest entities	—	(3)	(3)	3	(3)
Share-based payments	—	(332)	—	—	(332)
Other	—	(34)	(34)	34	(34)
BP shareholders’ equity as adjusted to accord with US GAAP	16,056	111,330	76,663	(118,862)	85,187

	Issuer	Guarantor
Balance sheet	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
At December 31, 2005
Noncurrent assets
Property, plant and equipment	5,852	—	80,095	—	85,947
Goodwill	—	—	10,371	—	10,371
Intangible assets	418	—	4,354	—	4,772
Investments in jointly controlled entities	—	—	13,556	—	13,556
Investments in associates	—	2	6,215	—	6,217
Other investments	—	—	967	—	967
Subsidiaries – equity-accounted basis	2,016	107,206	—	(109,222)	—
Fixed assets	8,286	107,208	115,558	(109,222)	121,830
Loans	1,800	1,434	(119)	(2,294)	821
Other receivables	—	—	770	—	770
Derivative financial instruments	—	—	3,652	—	3,652
Prepayments and accrued income	—	—	1,269	—	1,269
Defined benefit pension plan surplus	—	3,226	56	—	3,282
	10,086	111,868	121,186	(111,516)	131,624
Current assets
Loans	—	—	132	—	132
Inventories	128	—	19,632	—	19,760
Trade and other receivables	13,780	1,211	50,313	(24,402)	40,902
Derivative financial instruments	—	—	9,726	—	9,726
Prepayments and accrued income	9	—	1,589	—	1,598
Current tax receivable	—	—	212	—	212
Cash and cash equivalents	(7)	3	2,964	—	2,960
	13,910	1,214	84,568	(24,402)	75,290
Total assets	23,996	113,082	205,754	(135,918)	206,914
Current liabilities
Trade and other payables	4,512	6,719	55,307	(24,402)	42,136
Derivative financial instruments	—	—	9,083	—	9,083
Accruals and deferred income	—	—	5,970	—	5,970
Finance debt	55	—	8,877	—	8,932
Current tax payable	1,537	—	2,737	—	4,274
Provisions	—	—	1,602	—	1,602
	6,104	6,719	83,576	(24,402)	71,997
Noncurrent liabilities
Other payables	495	—	3,734	(2,294)	1,935
Derivative financial instruments	—	—	3,696	—	3,696
Accruals and deferred income	—	27	3,137	—	3,164
Finance debt	—	—	10,230	—	10,230
Deferred tax liabilities	1,816	532	13,910	—	16,258
Provisions	536	—	9,418	—	9,954
Defined benefit pension plan and other postretirement benefit plan deficits	82	—	9,148	—	9,230
	2,929	559	53,273	(2,294)	54,467
Total liabilities	9,033	7,278	136,849	(26,696)	126,464
Net assets	14,963	105,804	68,905	(109,222)	80,450
Equity
BP shareholders’ equity	14,963	105,804	68,116	(109,222)	79,661
Minority interest	—	—	789	—	789
	14,963	105,804	68,905	(109,222)	80,450

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
At December 31, 2005
Capital and reserves
Capital shares	3,353	5,185	—	(3,353)	5,185
Paid-in surplus	3,145	8,120	—	(3,145)	8,120
Merger reserve	—	26,493	697	—	27,190
Other reserves	—	16	—	—	16
Shares held by ESOP trusts	—	(140)	—	—	(140)
Available-for-sale investments	—	—	385	—	385
Cash flow hedges	—	—	(234)	—	(234)
Foreign currency translation reserve	—	—	2,943	—	2,943
Treasury shares	—	(10,598)	—	—	(10,598)
Retained earnings	8,465	76,728	64,325	(102,724)	46,794
	14,963	105,804	68,116	(109,222)	79,661

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
BP shareholders’ equity as reported	14,963	105,804	68,116	(109,222)	79,661
Adjustments:
Deferred taxation/business combinations	215	2,025	1,810	(2,025)	2,025
Provisions	31	(112)	(141)	110	(112)
Oil and natural gas reserve differences	—	41	41	(41)	41
Goodwill and intangible assets	—	171	171	(171)	171
Derivative financial instruments	—	225	225	(225)	225
Inventory valuation	(76)	(167)	(167)	243	(167)
Gain arising on asset exchange	239	239	—	(239)	239
Pensions and other postretirement benefits	82	3,146	2,570	(2,652)	3,146
Impairments	—	327	327	(327)	327
Equity-accounted investments	—	(43)	(43)	43	(43)
Share-based payments	—	(334)	—	—	(334)
Other	—	(32)	(32)	32	(32)
BP shareholders’ equity as adjusted to accord with US GAAP	15,454	111,290	72,877	(114,474)	85,147

	Issuer	Guarantor
Cash flow statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
Three months ended March 31, 2006
Net cash provided by operating activities	960	5,802	3,711	(1,550)	8,923
Net cash used in investing activities	(99)	(12)	(2,619)	—	(2,730)
Net cash used in financing activities	(863)	(5,783)	(1,132)	1,550	(6,228)
Currency translation differences relating to cash and cash equivalents	—	—	14	—	14
(Decrease) increase in cash and cash equivalents	(2)	7	(26)	—	(21)
Cash and cash equivalents at beginning of period	(7)	3	2,964	—	2,960
Cash and cash equivalents at end of period	(9)	10	2,938	—	2,939

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
Three months ended March 31, 2005
Net cash provided by operating activities of continuing operations	841	3,235	9,952	(5,066)	8,962
Net cash provided by (used in) operating activities of Innovene operations	—	—	412	—	412
Net cash provided by operating activities	841	3,235	10,364	(5,066)	9,374
Net cash used in investing activities	(78)	519	(2,021)	—	(1,580)
Net cash used in financing activities	(770)	(3,756)	(8,163)	5,066	(7,623)
Currency translation differences relating to cash and cash equivalents	—	—	(9)	—	(9)
(Decrease) increase in cash and cash equivalents	(7)	(2)	171	—	162
Cash and cash equivalents at beginning of period	(1)	4	1,356	—	1,359
Cash and cash equivalents at end of period	(8)	2	1,527	—	1,521

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION

ENVIRONMENTAL INDICATORS

	Three months ended March 31
	(Unaudited)
	2006	2005
Average crude oil realizations - $/bbl
UK	60.57	45.54
USA	58.27	43.20
Rest of World	56.18	41.49
BP average	58.25	43.37

Average natural gas liquids realizations - $/bbl
UK	48.19	29.82
USA	33.25	26.98
Rest of World	37.05	31.24
BP average	35.47	28.14

Average liquids realizations (a) - $/bbl
UK	60.00	44.68
USA	53.79	40.56
Rest of World	55.02	40.83
BP average	55.88	41.74

Average natural gas realizations - $/mcf
UK	7.87	5.58
USA	6.91	5.31
Rest of World	3.94	3.10
BP average	5.54	4.26

Total hydrocarbons - $/boe
UK	53.93	39.70
USA	47.72	36.71
Rest of World	36.28	26.82
BP average	44.20	33.60

Average oil marker prices - $/bbl
Brent	61.79	47.62
West Texas Intermediate	63.29	49.88
Alaska North Slope US West Coast	60.89	45.07

Henry Hub gas price (b) ($/mmbtu)	9.01	6.27
UK Gas – National Balancing point (p/therm)	70.00	37.96

Global Indicator Refining Margins (c) - $/bbl
Northwest Europe	2.88	2.84
US Gulf Coast	10.86	7.30
Midwest	4.89	3.84
US West Coast	11.22	12.88
Singapore	3.54	4.98
BP average	6.28	5.94

(a)          Crude oil and natural gas liquids.

(b)         Henry Hub First of Month Index.

(c)          The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period.  The average rate for the period is the average of the daily mid-point closing rates for the period.

	Three months ended March 31
	(Unaudited)
US dollar/sterling exchange rates	2006	2005
Average rate for the period	1.75	1.89
Period-end rate	1.75	1.88

OPERATING INFORMATION

	Three months ended March 31
	(Unaudited)
	2006	2005
Crude oil production for subsidiaries (thousand barrels per day) (net of royalties)
UK	268	288
Rest of Europe	64	76
USA	444	560
Rest of World	458	394
Total crude oil production	1,234	1,318

Natural gas liquids production for subsidiaries (thousand barrels per day) (net of royalties)
UK	13	17
Rest of Europe	4	5
USA	122	135
Rest of World	30	27
Total natural gas liquids production	169	184

Liquids production for subsidiaries (a) (thousand barrels per day) (net of royalties)
UK	281	305
Rest of Europe	68	81
USA	566	695
Rest of World	488	421
Total liquids production	1,403	1,502

Natural gas production for subsidiaries (million cubic feet per day) (net of royalties)
UK	1,196	1,242
Rest of Europe	94	121
USA	2,485	2,648
Rest of World	3,847	3,710
Total natural gas production	7,622	7,721

Total production for subsidiaries (b) (thousand barrels of oil equivalent per day) (net of royalties)
UK	487	519
Rest of Europe	83	101
USA	995	1,152
Rest of World	1,152	1,061
Total Group production	2,717	2,833

Equity-accounted entities (BP Share)
Total production (b) (thousand barrels of oil equivalent per day) (net of royalties)	1,318	1,268

	Three months ended March 31
	(Unaudited)
	2006	2005
Oil sales volumes (thousand barrels per day)
Refined products
UK	345	338
Rest of Europe	1,315	1,323
USA	1,599	1,648
Rest of World	567	621
Total marketing sales	3,826	3,930
Trading/supply sales	2,213	2,196
Total refined product sales	6,039	6,126
Crude oil	3,141	2,871
Total oil sales	9,180	8,997

Refinery throughputs (thousand barrels per day)
UK	111	164
Rest of Europe	639	647
USA	976	1,400
Rest of World	296	299
Total throughput	2,022	2,510

Chemicals production (thousand tonnes)
UK	303	317
Rest of Europe	842	806
USA	789	1,218
Rest of World	1,687	1,108
Total production	3,621	3,449

(a)          Crude oil and natural gas liquids.

(b)         Expressed in thousand barrels of oil equivalent per day (mboe/d).  Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended March 31
	(Unaudited)
	2006	2005
	($ million)
By business

Exploration and Production
UK	182	176
Rest of Europe	69	31
USA	1,021	997
Rest of World	1,428	1,097
	2,700	2,301
Refining and Marketing
UK	61	43
Rest of Europe	65	67
USA	258	190
Rest of World	107	46
	491	346
Gas, Power and Renewables
UK	1	1
Rest of Europe	5	1
USA	20	13
Rest of World	14	6
	40	21
Other businesses and corporate
UK	19	75
Rest of Europe	—	20
USA	8	64
Rest of World	—	1
	27	160
	3,258	2,828
By geographical area
UK	263	295
Rest of Europe	139	119
USA	1,307	1,264
Rest of World	1,549	1,150
	3,258	2,828
Included above:
Acquisitions and asset exchanges	10	85
Innovene operations	—	129

NET DEBT RATIO

	At March 31
	(Unaudited)
	2006	2005
	($ million)
Net debt ratio – net debt: net debt + equity
Gross debt	18,679	19,564
Cash and cash equivalents	2,939	1,521
Net debt	15,740	18,043
Equity	80,566	79,911
Net debt ratio	16%	18%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: August 17, 2006	/s/ D J Jackson
D J JACKSON
Company Secretary